Microsoft Corporation One Microsoft Way Redmond, WA 98052-6399	Tel 425 882 8080 Fax 425 936 7329 http://www.microsoft.com/

December 10, 2008

VIA EDGAR

Mr. Matthew Crispino, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Microsoft Corporation
Definitive Proxy Statement
Filed September 29, 2008
File No. 000-14278

Dear Mr. Crispino:

This letter is to acknowledge Microsoft’s receipt of the letter dated November 25, 2008 containing comments of the staff of the Division of Corporation Finance on the Microsoft proxy statement described above. As we discussed on the telephone on December 8, Microsoft is requesting an extension of time until January 9, 2009 to respond to the comment letter. We understand that the staff does not object to this request.

Please do not hesitate to call me at (425) 705-6858 if you would like to discuss this matter.

Sincerely,

/s/ Peter A. Kraus
Peter A. Kraus Senior Attorney

PAK/lmf